Registration Nos. 333-281727 and 333-281727-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________
FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee
pursuant to Section 305 (b)(2)      X
_______________________
CITIBANK, N.A.
(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Danny Lee Citibank, N.A. 388 Greenwich St. New York, NY 10013 (212) 816 -4936 (Name, address and telephone number of agent for service)
Toyota Auto Receivables 2025-D Owner Trust (Exact name of obligor as specified in its charter)

Delaware	95-3775816
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

c/o Toyota Motor Credit Corporation 6565 Headquarters Drive, W2-3D Plano, Texas	75024
(Address of principal executive offices)	(Zip Code)

_________________________
Asset-Backed Notes
(Title of the indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee:

	(a)	Name and address of each examining or supervising authority to which it is subject.

		Name	Address
		Comptroller of the Currency	Washington, D.C.

		Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

		Federal Deposit Insurance Corporation	Washington, D.C.

	(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of June 30, 2025 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 9th day of October, 2025.

CITIBANK, N.A.

By         /s/ Danny Lee
Danny Lee
Senior Trust Officer

Exhibit 7

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

In millions of dollars	June 30, 2025 (Unaudited)	December 31, 2024
Assets
Cash and due from banks (including segregated cash and other deposits)	$24,991	$22,782
Deposits with banks, net of allowance	312,482	253,750
Securities borrowed and purchased under agreements to resell (including $175,024 and $140,855 as of June 30, 2025 and December 31, 2024, respectively, at fair value), net of allowance	323,892	274,062
Brokerage receivables, net of allowance	64,029	50,841
Trading account assets (including $216,338 and $193,291 pledged to creditors as of June 30, 2025 and December 31, 2024, respectively)	568,558	442,747
Investments:
Available-for-sale debt securities (including $10,072 and $5,389 pledged to creditors as of June 30, 2025 and December 31, 2024, respectively)	235,802	226,876
Held-to-maturity debt securities, net of allowance (fair value of which is $192,136 and $224,410 as of June 30, 2025 and December 31, 2024, respectively) (includes $63 and $0 pledged to creditors as of June 30, 2025 and December 31, 2024, respectively)	206,094	242,382
Equity securities (including $583 and $578 as of June 30, 2025 and December 31, 2024, respectively, at fair value)	7,504	7,399
Total investments	$449,400	$476,657
Loans:
Consumer (including $27 and $281 as of June 30, 2025 and December 31, 2024, respectively, at fair value)	395,759	393,102
Corporate (including $9,230 and $7,759 as of June 30, 2025 and December 31, 2024, respectively, at fair value)	329,586	301,386
Loans, net of unearned income	$725,345	$694,488
Allowance for credit losses on loans (ACLL)	(19,123)	(18,574)
Total loans, net	$706,222	$675,914
Goodwill	19,878	19,300
Intangible assets (including MSRs of $770 and $760 as of June 30, 2025 and December 31, 2024, respectively)	4,409	4,494
Premises and equipment, net of depreciation and amortization	32,312	30,192
Other assets (including $14,588 and $13,703 as of June 30, 2025 and December 31, 2024, respectively, at fair value), net of allowance	116,599	102,206
Total assets	$2,622,772	$2,352,945

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET (Continued)	Citigroup Inc. and Subsidiaries

	June 30, 2025	December 31,
In millions of dollars, except shares and par value per share amounts	(Unaudited)	2024
Liabilities
Deposits (including $4,112 and $3,608 as of June 30, 2025 and December 31, 2024, respectively, at fair value)	$1,357,733	$1,284,458
Securities loaned and sold under agreements to repurchase (including $192,398 and $49,154 as of June 30, 2025 and December 31, 2024, respectively, at fair value)	347,913	254,755
Brokerage payables (including $3,915 and $5,207 as of June 30, 2025 and December 31, 2024, respectively, at fair value)	90,949	66,601
Trading account liabilities	163,952	133,846
Short-term borrowings (including $20,594 and $12,484 as of June 30, 2025 and December 31, 2024, respectively, at fair value)	55,560	48,505
Long-term debt (including $127,373 and $112,719 as of June 30, 2025 and December 31, 2024, respectively, at fair value)	317,761	287,300
Other liabilities, plus allowances	74,774	68,114
Total liabilities	$2,408,642	$2,143,579
Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: as of June 30, 2025— 654,000 and as of December 31, 2024—714,000, at aggregate liquidation value	$16,350	$17,850
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: as of June 30, 2025— 3,099,750,015 and as of December 31, 2024—3,099,719,006	31	31
Additional paid-in capital	108,839	109,117
Retained earnings	211,674	206,294
Treasury stock, at cost: June 30, 2025—1,258,852,117 shares and December 31, 2024— 1,222,647,540 shares	(79,886)	(76,842)
Accumulated other comprehensive income (loss) (AOCI)	(43,786)	(47,852)
Total Citigroup stockholders’ equity	$213,222	$208,598
Noncontrolling interests	908	768
Total equity	$214,130	$209,366
Total liabilities and equity	$2,622,772	$2,352,945
The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.